

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2020

Paul W. Hodge, Jr.
President and Chief Executive Officer
Laird Superfood, Inc.
275 W. Lundgren Mill Drive
Sisters, Oregon 97759

      Re: Laird Superfood, Inc.
          Amendment No. 1 to
          Draft Registration Statement on Form S-1
          Submitted July 2, 2020
          CIK No. 1650696

Dear Mr. Hodge:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A submitted July 2, 2020

General

1.   We note your disclosure on page 44 that your exclusive forum provision does not apply actions arising under the Exchange Act. Please ensure that the exclusive forum provision in your Amended and Restated Certificate of Incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply actions arising under the Exchange Act.

Paul W. Hodge, Jr.
Laird Superfood, Inc.
July 15, 2020
Page 2

You may contact Heather Clark, Staff Accountant, at (202) 551-3624 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Crandall